UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2024

Brazil Potash Corp.

(Exact name of issuer as specified in its charter)

Ontario, Canada

(State or other jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification Number)

198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

(Full mailing address of principal executive offices)

+1 (416) 309-2963

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (which we refer to as this “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words, other variations on these words or comparable terminology. These forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, our development, our strategy, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

Therefore, we caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements herein speak only as of the date of this Semiannual Report. We undertake no obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, after the date of this Semiannual Report.

The unaudited condensed interim consolidated financial statements included herein were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, as of and for the year ended December 31, 2023, contained in our Annual Report on Form 1-K, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 19, 2024.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” and our “Company,” refer to Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada, and our subsidiary. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to the U.S. dollar, the legal currency of the United States.

Overview

We are a mineral exploration and pre-revenue development company with a potash mining project (which we refer to as the “Autazes Project”) located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes continuing to secure the required licensing for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project. As of August 2024, we have received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project, with the exception of the separate construction permit we will need to begin construction of the new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil.

The Mineral Resources on the property on which the Autazes Project is situated (which we refer to as the “Autazes Property”) are in an area encompassing approximately 98 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mining Agency. We currently have rights of access to 24 properties consisting of a total area of approximately 5.4 square miles, which include surface rights on the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed.

Results of Pre-Revenue Development Activities for the Six Months Ended June 30, 2024 and 2023

Revenues

We did not generate any revenue for the six months ended June 30, 2024 and the six months ended June 30, 2023. We are in the pre-revenue development stage and have not started any mining operations or potash production.

General and Administrative Expenses

Our general and administrative expenses were $12,714,371 for the six months ended June 30, 2024, compared to $10,057,809 for the six months ended June 30, 2023. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, and general office expenses. We had lower consulting and management fees in 2024 compared to 2023 due to bonus granted in 2023. See Note: 11 Related Party Disclosures to our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 and 2023 included elsewhere in this Semiannual Report. We had higher professional fees due to increased legal and accounting fees during the six months ended June 30, 2024. We incurred higher share-based compensation costs as we granted 2,225,000 deferred share units (which we refer to as “DSUs”) to our directors, former directors and consultants during the six months ended June 30, 2024. We also had increased travel expenses during the six months ended June 30, 2024, as compared to the same period in 2023, due to increased number of trips in 2024 compared to the comparative period. We had lower communications and promotions expenses during the six months ended June 30, 2024 as we reduced our investor relations and promotional activities in current period.

Net Loss

Our net loss was $12,761,214 for the six months ended June 30, 2024, compared to a net loss of $9,940,629 for the six months ended June 30, 2023. The increase in our net loss was primarily due to the higher share-based compensation costs, higher travel expenses and lower finance income, offset by lower consulting and management fees and lower communications and promotional activities, during the six months ended June 30, 2024 as compared to the same period in 2023 as discussed above.

Liquidity and Capital Resources

To date, we have not commenced any mining operations, and as such, we have generated no cash from operations and negative cash flows from our pre-revenue development activities. All costs and expenses in connection with our formation, development, administrative support and professional fees have been funded by the proceeds from private placements of our Common Shares, our borrowings under loan agreements (all of which have been repaid), and the proceeds from an offering (which we refer to as our “Regulation A Offering”) under Tier 2 of Regulation A promulgated under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), as well as certain exempt exercises of options and DSUs.

Our future expenditures and capital requirements will depend on numerous factors, including the success of future capital raises and the progress of our development efforts.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of June 30, 2024, we had a cash and cash equivalents balance of approximately $1.6 million to settle current liabilities of approximately $3.4 million. If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing.

Please see below under “Going Concern” for information regarding our Company’s continuance as a going concern and our need to raise additional financing to fund our working capital and the continuing development of the Autazes Property, as well as to repay our trade payables and current liabilities.

Going Concern

Our unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of $12,761,214 for the six months ended June 30, 2024, and, as of June 30, 2023, we had an accumulated deficit of $125,493,045 and negative working capital of $1,422,346 (including cash and cash equivalents of $1,621,132).

We require additional financing for working capital and the continuing development of the Autazes Property, as well as to repay our trade payables and current liabilities. As a result of continuing operating losses, our Company’s continuance as a going concern is dependent upon our ability to obtain adequate financing to repay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will obtain the necessary financing in order to finance our development activities or to attain profitable levels of operations. Our management has previously been successful in raising the necessary funding to continue our normal course of operations, and we have previously entered into various loan agreements to borrow funds to fund our operating expenses, all of which have been repaid to date. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, which closed on August 2, 2022.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our unaudited condensed interim consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are a party to certain consulting agreements. These consulting agreements provide, as of June 30, 2024, for aggregate payments of approximately $8,020,000 to our directors, executives, officers and consultants upon the occurrence of a change in control of our Company (as such term is defined by each respective consulting agreement). Additionally, we are also required to pay termination payments in an aggregate amount of approximately $1,058,000 upon the respective termination of such directors, executives, officers and consultants pursuant to the terms of their respective consulting agreements. As a triggering event has not taken place, the amounts of these termination payments have not been recorded in our unaudited condensed interim consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the pre-revenue development phase and have yet to commence construction of the Autazes Project followed by operations, we are unable to identify any recent trends in revenue. Thus, we are unable to identify any known revenue trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not be indicative of our future operating results or financial condition. We have faced operational uncertainty based on opposition to the Autazes Project which could increase our operating costs or result in substantial delays to completion of the Autazes Project. Opposition by any indigenous communities or governmental or non-governmental organizations to our proposed operations may require modifications to the development and/or operational plans of the Autazes Project, or may require us to spend significant amounts of time and resources in litigation or enter into agreements with such indigenous communities or governmental or non-governmental organizations with respect to the Autazes Project in order to secure necessary permits and licenses, Additionally, we filed an F-1 registration statement with the SEC on August 20, 2024. In the event we complete the financing, our regulatory and compliance expenses will increase. If we become a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and Canadian securities laws and regulations, and will be required to comply with the applicable requirements, rules and regulations of the SEC, the Canadian Securities Administrators, and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls, the implementation of changes in our corporate governance practices, and required filings of annual and current reports with respect to our business and results of operations. We expect that compliance with these requirements will increase our financial and legal compliance costs and will make regulatory and compliance activities more time-consuming and costly.

Item 2. Other Information

None.

Item 3. Financial Statements

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	June 30, 2024	December 31, 2023
ASSETS
Current
Cash and cash equivalents	$1,621,132	$2,450,239
Amounts receivable (Note 3)	142,232	149,757
Prepaid expenses	205,610	236,329

Total current assets	1,968,974	2,836,325
Non-current
Property and equipment (Note 4)	881,202	1,012,032
Exploration and evaluation assets (Note 5)	120,643,764	129,298,494

Total assets	$123,493,940	$133,146,851

LIABILITIES
Current
Trade payables and accrued liabilities (Notes 6, 11)	$3,391,320	$1,730,103

Total current liabilities	3,391,320	1,730,103
Non-current
Deferred income tax liability	1,964,200	2,196,087

Total liabilities	5,355,520	3,926,190
Equity
Share capital (Note 7)	248,125,401	242,487,728
Share-based payments reserve (Note 8)	69,603,766	64,280,247
Warrants reserve (Note 9)	604,000	604,000
Accumulated other comprehensive loss	(74,701,702)	(65,419,483)
Deficit	(125,493,045)	(112,731,831)

Total equity	118,138,420	129,220,661

Total liabilities and equity	$123,493,940	$133,146,851

Reporting entity and going concern (Note 1)

Commitments & contingencies (Note 12)

Subsequent event (Note 13)

Approved by the Board of Directors on August 23, 2024

“STAN BHARTI”, Director

“DEBORAH BATTISTON”, Director

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2023
Expenses
Consulting and management fees (Note 11)	$1,244,284	$4,415,629
Professional fees	823,103	768,571
Share-based compensation (Notes 8, 11)	9,896,236	4,162,587
Travel expenses (Note 11)	265,541	153,756
General office expenses	69,736	66,299
Foreign exchange gain	(5,224)	(10,575)
Communications and promotions	420,695	501,542

Operating Loss	12,714,371	10,057,809
Finance income	(9,615)	(185,617)

Loss for the period before income taxes	12,704,756	9,872,192
Deferred income tax provision	56,458	68,437

Loss for the period before income taxes	12,761,214	9,940,629
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	9,282,219	(5,216,177)

Total comprehensive loss for the period	$22,043,433	$4,724,452

Basic and diluted loss per share	$0.09	$0.07
Weighted average number of common shares outstanding—basic and diluted	142,641,642	140,977,701

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

(Unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2022	140,929,082	235,611,237	604,000	63,924,814	(70,332,349)	(99,621,131)	130,186,571
Deferred share units	—	—	—	4,520,244	—	—	4,520,244
Deferred share units exercised (Notes 7 and 8(b))	100,000	400,000	—	(400,000)	—	—	—
Option vesting	—	—	—	(360,069)	—	—	(360,069)
Option expiry (Note 8(a))	—	—	—	(963,660)	—	963,660	—
Net loss and comprehensive income for the period	—	—	—	—	5,216,177	(9,940,629)	(4,724,452)

Balance, June 30, 2023	141,029,082	236,011,237	604,000	66,721,329	(65,116,172)	(108,598,100)	129,622,294

Balance, December 31, 2023	142,352,082	242,487,728	604,000	64,280,247	(65,419,483)	(112,731,831)	129,220,661
Deferred share units (Note 8(b))	—	—	—	8,358,722	—	—	8,358,722
Deferred share units exercised (Notes 7 and 8(b))	450,000	1,750,000	—	(1,750,000)	—	—	—
Option vesting (Note 8(a))	—	—	—	2,970	—	—	2,970
Option exercise (Note 8(a)	640,000	1,928,173	—	(1,288,173)	—	—	640,000
Warrants issued (Note 9)	—	—	459,500	—	—	—	459,500
Warrant exercise (Note 7)	375,000	1,959,500	(459,500)	—	—	—	1,500,000
Net loss and comprehensive loss for the period	—	—	—	—	(9,282,219)	(12,761,214)	(22,043,433)

Balance, June 30, 2024	143,817,082	248,125,401	604,000	69,603,766	(74,701,702)	(125,493,045)	118,138,420

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	(12,761,214)	(9,940,629)
Adjustment for:
Finance income	(9,615)	(183,600)
Share-based compensation	9,896,236	4,162,587
Deferred income tax provision	56,458	68,437

	(2,818,135)	(5,893,205)
Change in amounts receivable	3,110	81,019
Change in prepaid expenses	28,873	(127,346)
Change in trade payables and accrued liabilities	1,675,762	274,139

Net cash used in operating activities	(1,110,390)	(5,665,393)

CASH FLOWS FROM
FINANCING ACTIVITIES
Option exercise	640,000	—
Warrant exercise	1,500,000	—

Net cash from financing activities	2,140,000	—

CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	(2,244)	(3,663)
Exploration and evaluation assets	(1,787,805)	(1,482,773)
Finance income	9,615	183,600

Net cash used in investing activities	(1,780,434)	(1,302,836)

Effect of exchange rate changes on cash and cash equivalents	(78,283)	10,217

NET DECREASE IN CASH AND CASH EQUIVALENTS	(829,107)	(6,958,012)
CASH AND CASH EQUIVALENTS, beginning of period	2,450,239	11,804,907

CASH AND CASH EQUIVALENTS, end of period	1,621,132	4,846,895

SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	2,433	2,171
Share-based compensation (recovery) included in exploration and evaluation assets	(1,075,043)	(2,411)

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The unaudited condensed interim consolidated financial statements (“Interim Financial Statements”) include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	June 30, 2024	December 31, 2023
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

On September 25, 2023, the Mura indigenous people completed free and informed consultations following United Nations International Labour Organization Convention 169 protocols with over 90% voting in support, based on 94% of the invited tribe’s participating, to permit and construct the Project.

On August 25, 2023, the Company submitted to the Brazilian Amazonas Environmental Protection Institute (IPAAM) our application for the Installation License to ensure that the Company moved to the next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. On October 17, 2023, the Appellate Court accepted the new action from the Attorney General of the State of Amazonas and granted an injunction to suspend the Subsequent Lower Court Decision, therefore reinstating our environmental licensing and allowing it to proceed, as well as clarifying that the Brazilian Amazonas Environmental Protection Institute has jurisdiction over issuing the Company’s licenses.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

1.	Reporting entity and going concern (continued)

As of August 2024, the Company has received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Installation Licenses that we expect to be required for the construction of the Autazes Project.

Going Concern

The preparation of the Interim Financial Statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $12,761,214 for the six months ended June 30, 2024 ($9,940,629 for the six months ended June 30, 2023) and as at June 30, 2024 had an accumulated deficit of $125,493,045 (December 31, 2023 - $112,731,831) and negative working capital of $1,422,346 as at June 30, 2024 (including cash of $1,621,132) (December 31, 2023 – working capital of $1,106,222 (including cash of $2,450,239)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2022 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933.

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These Interim Financial Statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the Interim Financial Statements of the Company on the going concern basis.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

2.	Basis of preparation

a)	Statement of compliance:

The Interim Financial Statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Interim Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.

The Interim Financial Statements were authorized for issue by the Board of Directors on August 23, 2024.

a)	Material accounting policies:

The Interim Financial Statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023, except as noted below.

New accounting pronouncements

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in October 2022. The amendments require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. The amendments also clarify that when a liability includes a conversion option that may be settled with a company’s own shares, the classification of the host liability takes into account the conversion option when classifying the liability as current or non-current. The adoption of the amendments to IAS 1 on January 1, 2024 did not have a significant impact on the Interim Financial Statements.

3.	Amounts receivable

	June 30, 2024	December 31, 2023
HST	$117,452	$105,785
Other receivables	24,780	43,972

Total amounts receivable	$142,232	$149,757

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

4.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2024	$52,839	$94,715	$18,138	$987,671	$1,153,363
Additions	—	1,354	890	—	2,244
Effect of foreign exchange	(6,822)	(12,344)	(2,345)	(127,512)	(149,023)

At June 30, 2024	$46,017	$83,725	$16,683	$860,159	$1,006,584

Depreciation:
At January 1, 2023	$52,491	$77,638	$11,202	$—	$141,331
Effect of foreign exchange	(6,776)	(10,211)	(1,395)	—	(18,382)
Depreciation charge for the period	—	2,190	243	—	2,433

At June 30, 2024	$45,715	$69,617	$10,050	$—	$125,382

Net book value:
At June 30, 2024	$302	$14,108	$6,633	$860,159	$881,202
At January 1, 2023	$348	$17,077	$6,936	$987,671	$1,012,032

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2023	$49,027	$85,491	$12,618	$916,413	$1,063,549
Additions	—	2,497	4,441	—	6,938
Effect of foreign exchange	3,812	6,727	1,079	71,258	82,876

At December 31, 2023	$52,839	$94,715	$18,138	$987,671	$1,153,363

Depreciation:
At January 1, 2023	$48,704	$68,119	$10,019	$—	$126,842
Effect of foreign exchange	3,787	5,427	749	—	9,963
Depreciation charge for the period	—	4,092	434	—	4,526

At December 31, 2023	$52,491	$77,638	$11,202	$—	$141,331

Net book value:
At December 31, 2023	$348	$17,077	$6,936	$987,671	$1,012,032
At January 1, 2023	$323	$17,372	$2,599	$916,413	$936,707

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

5.	Exploration and evaluation assets

	June 30, 2024	December 31, 2023
Balance, beginning of period	$129,298,494	$120,216,752

Additions:
Mineral rights and land fees	9,122	41,073
Site operations, environmental, consulting and technical costs	1,781,116	3,894,243
Share-based compensation (Note 8)	(1,075,043)	127,670
Effect of foreign exchange	(9,369,925)	5,018,756

Balance, end of period	$120,643,764	$129,298,494

6.	Trade payables and accrued liabilities

	June 30, 2024	December 31, 2023
Trade payables	$2,029,256	$852,230
Accruals	1,362,064	877,873

Total trade payables and accrued liabilities	$3,391,320	$1,730,103

Included in trade payables and accrued liabilities are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 11).

7.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued

	June 30, 2024		December 31, 2023
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of period	142,352,082	242,487,728	140,929,082	235,611,237
DSU exercise (Note 8)	450,000	1,750,000	100,000	400,000
Option exercise (Note 8)	640,000	1,928,173	1,323,000	6,476,491
Warrant exercise (Note 9)	375,000	1,959,500	—	—

Balance, end of period	143,817,082	248,125,401	142,352,082	242,487,728

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

7.	Share capital (continued)

(b)	Issued (continued)

On June 18, 2024, 375,000 warrants with exercise prices of $4.00 were exercised for gross proceeds of $1,500,000.

On June 14, 2024, 250,000 DSUs with a grant date fair value of $1,000,000 were exercised.

On May 23, 2024, 100,000 options with exercise prices of $1.00, were exercised for gross proceeds of $100,000.

On May 22, 2024, 540,000 options with exercise prices of $1.00, were exercised for gross proceeds of $540,000.

On March 28, 2024, 200,000 DSUs with a grant date fair value of $750,000 were exercised.

On July 31, 2023, 1,323,000 options with weighted average exercise prices of $1.89, were exercised for gross proceeds of $2,497,500.

On April 3, 2023, 100,000 DSUs with a grant date fair value of $400,000 were exercised.

8.	Share-based payments

The continuity of share-based payments reserve activity during the periods was as follows:

	June 30, 2024	December 31, 2023
Balance, beginning of the period	$64,280,247	$63,924,814
Vesting and forfeiture of options	2,970	180,587
Vesting and forfeiture of DSUs	8,358,722	4,650,337
DSU exercise	(1,750,000)	(400,000)
Option exercise	(1,288,173)	(3,978,991)
Expired options	—	(96,500)

Balance, end of the period	$69,603,766	$64,280,247

(a)	Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the periods were as follows (in number of options):

	June 30, 2024		December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	5,822,500	$2.09	8,120,500	$2.28
Granted	—	—	50,000	4.00
Exercised	(640,000)	1.00	(1,323,000)	1.89
Cancelled	—	—	(1,025,000)	3.96

Balance, end of period	5,182,500	$2.22	5,822,500	$2.09

On January 20, 2022, the Company granted 1,250,000 options with exercise prices of $4.00 and an expiry date of January 20, 2027. The options vest in four equal instalments over two years starting on the date of grant. The fair value of the options of $1.734 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.68% and an expected life of 5.0 years. The estimated grant date fair value of the options is amortized over the vesting period. During the six months ended June 30, 2024, the Company recognized an expense of $2,970, respectively (six months ended June 30, 2023 – recovery of $360,069, respectively) related to this amortization charged to the condensed interim consolidated statements of loss and other comprehensive. On May 11, 2023, 1,000,000 of the options were cancelled, unexercised, and replaced with 400,000 DSUs (see Note 8(b)).

On March 31, 2023, 25,000 options with exercise prices of $2.50, were cancelled.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

On May 14, 2023, the Company granted 50,000 options with exercise prices of $4.00 and an expiry date of May 14, 2028. The options vested immediately on the date of grant. The fair value of the options of $1.902 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 51% based on the historic volatility of comparable companies, risk-free interest rate of 2.94% and an expected life of 5.0 years. During the six months ended June 30, 2023, the Company recognized an expense of $95,100 included in the condensed interim consolidated statements of loss and other comprehensive.

On July 31, 2023, 540,000 options with exercise prices of $1.00 and 783,000 options with exercise prices of $2.50, were exercised.

On May 22, 2024, 540,000 options with exercise prices of $1.00, were exercised.

On May 23, 2024, 100,000 options with exercise prices of $1.00, were exercised.

At June 30, 2024, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
August 9, 2024	250,000	250,000	$3.75
July 22, 2025	3,157,500	3,157,500	$2.50
July 22, 2025	1,475,000	1,475,000	$1.00
January 20, 2027	250,000	250,000	$4.00
May 14, 2028	50,000	50,000	$4.00

	5,182,500	5,182,500

(b)	Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Six months ended June 30, 2024	Year ended December 31, 2023
Balance, beginning of period	14,208,333	13,058,333
Forfeit	(325,000)	—
Exercised	(450,000)	(100,000)
Granted	2,225,000	1,250,000

Balance, end of period	15,658,333	14,208,333

Of the 15,658,333 DSUs outstanding, 13,275,000 have vested.

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 566,667 were forfeit, unvested, and 4,466,667 DSUs have vested, of which 666,667 were exercised and 333,333 were cancelled. The remaining 1,666,666 DSUs, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023, then to March 31, 2024 and then to March 31, 2025 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the six months ended June 30, 2024, the Company expensed $60,348, related to this amortization (six months ended June 30, 2023 – a recovery of $101,485) of which, $12,070, (six months ended June 30, 2023 – a recovery of $20,297) was capitalized to exploration and evaluation assets, with the remaining $48,278, (six months ended June 30, 2023 – a recovery of $81,188) was charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSU’s would vest when the Company obtained its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest early in 2024 and March 31, 2025, respectively. On March 28, 2024, the 200,000 DSUS that were vested were exercised and the remaining 300,000 DSUs were forfeited, unvested. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the six months ended June 30, 2024, the Company a recovery of $1,087,113, (six months ended June 30, 2023 – expense of $17,886) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On February 15, 2022, the Company granted 3,450,000 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 2,025,000 of the DSUs were cancelled. The fair value of the DSUs is amortized over the vesting period. During the six months ended June 30, 2024, the Company recognized an expense of $311,540, (six months ended June 30, 2023 –$1,003,844) related to this amortization charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

On May 11, 2023, the Company granted 500,000 DSUs. The DSUs vest immediately. The fair value of the DSUs at the date of grant were valued using an estimated market price of $4.00.

On May 11, 2023, the Company also granted 400,000 DSUs to replace 1,000,000 options cancelled on May 11, 2023 (see Note 8(a)). The fair value of the options on the date of exchange was attributed to the fair value of the DSUs.

On October 11, 2023, the Company granted 350,000 DSUs to consultants of the Company. 100,000 of the DSUs vest in four equal installments over twelve months from the date of grant and 250,000 DSUs vest on October 11, 2024. During the six months ended June 30, 2024, the Company recognized an expense of $962,533, (six months ended June 30, 2023—$nil), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

On May 23, 2024, the Company granted 1,250,000 DSUs to a director and a consultant of the Company. The DSUs vested immediately. During the six months ended June 30, 2024, the Company recognized an expense of $5,000,000, related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

On June 20, 2024, the Company granted 750,000 DSUs to a former director and a consultant of the Company. 500,000 of the DSUs vested immediately. Of the remaining 250,000 DSUs, 50,000 vested immediately and 200,000 vest in 4 equal installments annually from the date of grant. During the six months ended June 30, 2024, the Company recognized an expense of $2,211,415, related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

On June 28, 2024, the Company granted 225,000 DSUs to a company on which a former director of the Company is the founder and CIO. The DSUs vested immediately. During the six months ended June 30, 2024, the Company recognized an expense of $900,000, related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

During the six months ended June 30, 2024, the total amount related to the vesting of DSUs was an expense of $8,358,722, (six months ended June 30, 2023 –$4,520,245) of which an expense of a recovery of $1,075,043, (six months ended June 30, 2023 –a recovery of $2,411) was capitalized to exploration and evaluation assets and an expense of $9,433,766, (six months ended June 30, 2023 –$4,522,656) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

9.	Warrants

Warrant transactions during the periods were as follows:

	Six months ended June 30, 2024			Year ended December 31, 2023
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000
Granted	375,000	4.00	$459,500	—	—	—
Exercised	(375,000)	4.00	(459,500)	—	—	—

Balance, end of period	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000

On May 28, 2024, the Company granted 375,000 warrants of the Company as compensation for services to a company on which a former director of the Company is the founder and CIO. Each warrant was exercisable for one common share of the Company at an exercise price of $4.00 for one year from the date of grant. The fair value of the warrants of $1.2252 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 74.6% based on the historic volatility of comparable companies, risk-free interest rate of 4.36% and an expected life of 1.0 years. During the six months ended June 30, 2024, the Company expensed $459,500 (six months ended June 30, 2023—$nil) in share-based compensation in the condensed interim consolidated statements of loss and comprehensive loss related to the fair value of the warrants on the date of grant. On June 18, 2024, the warrants were exercised for gross proceeds of $1,500,000.

There were no warrant transactions during the year ended December 31, 2023.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

9.	Warrants (continued)

At June 30, 2024, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
1,147,500	$1.00	*

*

On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

10.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, other receivables, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2024, the Company had a cash and cash equivalents balance of $1,621,132 (December 31, 2023—$2,450,239) to settle current liabilities of $3,253,819 (December 31, 2023—$1,730,103).

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)	Interest rate risk

The Company has cash and cash equivalent balances as at June 30, 2024. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

(b)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the six months ended June 30, 2024:

	Average rate	Closing rate
CAD	0.7415	0.7306
BRL	0.1967	0.1799

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at June 30, 2024 would result in an increase or decrease in operating loss of $9,780 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the condensed interim consolidated statements of loss and other comprehensive loss of approximately $3,628,000.

(c)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the six months ended June 30, 2024 or the year ended December 31, 2023.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

11.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Directors & officers compensation	$905,812	$3,836,190
Share-based payments	7,103,225	1,050,740

	$8,009,037	$4,886,930

Included in the above amounts, is $289,998, (June 30, 2023 - $289,998) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc. during the six months ended June 30, 2024. The six months ended June 30, 2023 includes a discretionary bonus of $2,000,000 paid to Forbes & Manhattan, Inc. during the prior period, a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman.

During the six months ended June 30, 2024, the Company recorded an expense of $7,103,225 (six months ended June 30, 2023 –$1,050,740) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015, 2022, 2023 and 2024. As at June 30, 2024, 11,925,000 DSUs were granted to officers and directors of the Company of which 10,091,667 have vested, and 1,833,333 have not yet vested (See Note 8(b)).

(b)	Transactions with other related parties

As at June 30, 2024, trade payables and accrued liabilities included an amount of $671,399 (December 31, 2023 - $17,088) owing to directors and officers of the Company for consulting fees and $1,969 owing to directors and officers for expense reimbursement (December 31, 2023 - $nil).

During the six months ended June 30, 2024, the Company recorded an expense of $nil (six months ended June 30, 2023 - $47,028) for travel costs with Tali Flying LP, a company which has a common director. As at June 30, 2024, trade payables and accrued liabilities included $nil (December 31, 2023 - $nil) owing to Tali Flying LP and prepaid expenses included $119,734 (December 31, 2023 - $139,785) advanced to Tali Flying LP.

See Note 9 for warrants granted during the period.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

12.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $8,020,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,058,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these Interim Financial Statements.

13.	Subsequent events

On July 1, 2024, the Company granted 12,350,000 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs at the date of grant was valued using an estimated market price of $4.00.

On July 11, 2024, 225,000 DSUs with a grant date fair value of $900,000 were exercised.

On August 6, 2024, 576,667 options with weighted average exercise prices of $1.17, were exercised for gross proceeds of $677,500.

On August 12, 2024, the Company granted 350,000 restricted share units (“RSUs”) to consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs at the date of grant was valued using an estimated market price of $4.00.

On August 12, 2024, the Company granted 1,000,000 DSUs under the Company’s new incentive plan to the Chair of the Company’s advisory board. The DSUs vest in four equal tranches every six months beginning on the date of grant.

Item 4. Exhibits

Exhibit No.	Description

2.1*	Articles of Incorporation of Brazil Potash Corp.

2.2*	Bylaws of Brazil Potash Corp.

3.1*	Form of Warrant Certificate

3.2*	Specimen Common Share Certificate

4.1**	Form of Reg A Subscription Agreement

4.2**	Form of Amended Subscription Agreement

6.1*†	Stock Option Plan

6.2*†	Form of Stock Option Agreement

6.3*†	Amended and Restated Deferred Share Unit Plan

6.4*†	2024 Incentive Compensation Plan

6.5*†	Independent Contractor Agreement, dated as of July 1, 2009, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.6*†	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.7*†	Amendment to Independent Contractor Agreement, dated as of January 1, 2019, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.8*†	Independent Contractor Agreement, dated as of October 1, 2009, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.9*†	Amendment to Independent Contractor Agreement, dated as of September 1, 2011, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.10*†	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.11*†	Independent Contractor Agreement, dated as of January 1, 2014, between Brazil Potash Corp. and Neil Said

6.12*†	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Neil Said

6.13*†	Independent Contractor Agreement, dated as of August 1, 2014, between Brazil Potash Corp. and Ryan Ptolemy

6.14*†	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Ryan Ptolemy

6.15*†	Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Iron Strike Inc.

6.16*†	Service Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. [English translation]

6.17*+	Offtake Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação E Importação Ltda. [English translation]

6.18*+	Distribution and Marketing Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação E Importação Ltda. [English translation]

6.19*+	Shipping Agreement, dated as of September 30, 2022, between Potássio do Brasil Ltda. and Hermasa Navegação da Amazônia Ltda. [English translation]

6.20*	Form of Lease Agreement for rural land, between lessor and Potássio do Brasil Ltda., as lessee [English translation]

14.1**	Appointment of Agent for Service of Process

15.1*	Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study

*	Filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-281663), filed with the SEC on August 20, 2024, and incorporated herein by reference.

**

Filed as an exhibit to our Form 1-A Offering Statement (File No. 024-11208), which was initially filed by us with the SEC on May 5, 2020, as amended by our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021, and incorporated herein by reference.

†	Management contract or compensatory plan or arrangement.

+

Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this exhibit has been omitted because such information is not material and is the type of information that we treat as private or confidential.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

By:	/s/ Matt Simpson
Name: Matt Simpson
Title: Chief Executive Officer

Date:	September 27, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Matt Simpson	Date: September 27, 2024
Name: Matt Simpson
Title: Chief Executive Officer (Principal Executive Officer)

/s/ Ryan Ptolemy	Date: September 27, 2024
Name: Ryan Ptolemy
Title: Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

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